UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2013

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: November 7, 2013

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES THIRD QUARTER 2013 RESULTS

Revenues of $21.7 million; Positive Operating Cash Flow of $3.1 million

MIGDAL HAEMEK, Israel – November 7, 2013 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced its financial results for the quarter ended September 30, 2013.

Highlights of the Third Quarter 2013
•	Revenues of $21.7 million;
•	Non-GAAP operating income of $819 thousand; GAAP operating income of $600 thousand;
•	Non-GAAP net income of $545 thousand; GAAP net loss of $122 thousand;
•	Positive operating cash flow of $3.1 million;
•	Quarter-end net cash position of $20.3 million;

Roy Porat, Camtek’s Chief Executive Officer, commented, “We are pleased with our solid third quarter results, coming in slightly ahead of our original expectations. We are especially pleased with the strong operating cash flow which strengthens our net cash position to over $20 million.”

Concluded Mr. Porat, “Looking ahead into the fourth quarter and beyond, we are seeing signs of a continually improving semiconductor industry which will benefit us. For the fourth quarter of 2013, we expect our revenues to improve to between $22-24 million. Looking towards 2014, Camtek is a leaner and stronger company, primed for improved growth and we are increasingly optimistic with regard to our future.”

Third Quarter 2013 Financial Results

Revenues for the third quarter of 2013 were $21.7 million. This is a 2% decrease from prior quarter revenues of $22.3 million and an 8% decrease from the third quarter 2012 revenues of $23.7 million.

Gross profit on a GAAP basis in the quarter totaled $9.7 million (44.6% of revenues). This is a 1% decrease compared to $9.8 million (44.1% of revenues) in the prior quarter and a 15% decrease compared to $11.4 million in the third quarter of 2012 (48.1% of revenues). Gross profit on a non-GAAP basis in the quarter totaled $9.8 million (45.0% of revenues). This is a 1% decrease compared to $9.9 million (44.4% of revenues) in the prior quarter and a 15% decrease compared to $11.5 million (48.5% of revenues) in the third quarter of 2012.

Operating income on a GAAP basis in the quarter was $600 thousand (2.8% of revenues). This is compared to an operating income of $991 thousand (4.5% of revenues) in the prior quarter and to operating income of $3.1 million in the third quarter of 2012 (13.2% of revenues).  Operating profit on a non-GAAP basis in the quarter was $819 thousand (3.8% of revenues). This is compared to an operating income of $1.2 million (5.4% of revenues) in the prior quarter and of $3.3 million (14.0% of revenues) in the third quarter of 2012. The operating income was negatively affected due to the strengthening of the New Israeli Shekel versus the US dollar over the past year, which caused an increase in operating expenses of approximately $0.6 million in the third quarter of 2013 as compared with the third quarter in 2012.

Net loss on a GAAP basis in the quarter totaled $122 thousand or $0.00 per share. This is compared to a net income of $334 thousand or $0.01 per share in the prior quarter and a net income of $2.4 million or $0.08 per share in the third quarter of 2012.  Net income on a non-GAAP basis in the quarter was $545 thousand or $0.02 per diluted share. This is compared to a net income of $991 thousand or $0.03 per share in the prior quarter and net income of $3.1 million or $0.10 per share in the third quarter of 2012.

Cash, cash equivalents and short-term deposits, net of bank loans as of September 30, 2013 were $20.3 million compared to $17.6 million as of June 30, 2013. The company generated $3.1 million from operating cash flow during the third quarter of 2013.

Conference Call

Camtek will host a conference call today, November 7, 2013, at 9:00 am ET.

Roy Porat, Chief Executive Officer and Moshe Eisenberg, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 888 668 9141	at 9:00 am Eastern Time
Israel:	03 918 0610	at 4:00 pm Israel Time
International:	+972 3 918 0610

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yields, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, adaptive ion milling (AIM) and digital material deposition (DMD). Camtek's solutions range from micro-to-nano by applying its technologies to the industries' specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items such as: (i) amortization of acquired intangible assets and revaluation of liabilities with respect to the acquisitions of Sela and Printar; and (ii) share based compensation expenses. and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Camtek Ltd.

Consolidated Balance Sheets

(In thousands)

	September 30,	December 31,
	2013	2012
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	14,118	18,867
Short-term deposits	7,000	7,160
Accounts receivable, net	24,331	23,076
Inventories	19,940	18,335
Due from affiliates	699	391
Other current assets	2,251	2,210
Deferred tax asset	367	367

Total current assets	68,706	70,406

Fixed assets, net	15,461	15,822

Long term inventory	4,425	7,090
Long-term deposit	729	729
Deferred tax asset	107	107
Other assets, net	304	304
Intangible assets, net *	2,701	2,971
Goodwill	1,579	1,579

	9,845	12,780

Total assets	94,012	99,008

Liabilities and shareholders’ equity

Current liabilities
Short term bank loans	-	4,160
Accounts payable – trade	8,129	7,610
Long term bank loans – current portion	817	1,592
Other current liabilities	12,829	13,850

Total current liabilities	21,775	27,212

Long term liabilities
Long term bank loans	-	500
Liability for employee severance benefits	836	710
Other long term liabilities *	11,285	10,249
	12,121	11,459

Total liabilities	33,896	38,671

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
32,138,251 issued as September 30, 2013 and 31,989,309 as of December 31, 2012, outstanding 30,045,875
as of September 30, 2013 and 29,896,933 as of December 31, 2012	133	133
Additional paid-in capital	61,847	61,415
Accumulated income	34	687
	62,014	62,235
Treasury stock, at cost (2,092,376 as of September 30, 2013 and December 31, 2012)	(1,898)	(1,898)

Total shareholders' equity	60,116	60,337

Total liabilities and shareholders' equity	94,012	99,008

(*)	Relates to Printar and SELA acquisitions

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	62,072	66,928	21,733	23,717	84,547
Cost of revenues	34,363	35,815	12,046	12,309	47,482

Gross profit	27,709	31,113	9,687	11,408	37,065

Research and development costs	10,715	9,894	3,507	3,249	12,916
Selling, general and administrative expenses	15,554	*15,950	5,580	5,027	21,138
Impairment charge in respect of goodwill and other intangible assets	-	-	-	-	3,031

	26,269	25,844	9,087	8,276	37,085

Operating income (loss)	1,440	5,269	600	3,132	(20)

Financial income (expenses), net	(1,681)	(1,574)	(603)	(588)	233

Income (loss) before income taxes	(241)	3,695	(3)	2,544	213

Income tax	(412)	(412)	(119)	(170)	(210)

Net income (loss)	(653)	3,283	(122)	2,374	3

Net income (loss) per ordinary share:

Basic	(0.02)	0.11	0.00	0.08	0.00

Diluted	(0.02)	0.11	0.00	0.08	0.00

Weighted average number of
ordinary shares outstanding:

Basic	29,993	29,834	30,046	29,893	29,849

Diluted	29,993	30,024	30,046	30,008	30,013

(*)	Including income of approximately 1 million dollars related to a settlement with a former service provider of the company.

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	(653)	3,283	(122)	2,374	3

Acquisition of Sela and Printar related expenses (1)	1,517	1,781	523	611	(434)
Inventory write –downs (2)	-	-	-	-	1,515
Impairment in respect of goodwill and other intangible assets (3)	-	-	-	-	3,031
Share-based compensation	429	308	144	103	401
Shelf registration expenses	-	94	-	-	94
Non-GAAP net income	1,293	5,466	545	3,088	4,610

Non –GAAP net income per share , basic and diluted	0.04	0.18	0.02	0.10	0.15

Gross margin on GAAP basis	44.6%	46.5%	44.6%	48.1%	43.8%
Reported gross profit on GAAP basis	27,709	31,113	9,687	11,408	37,065

Acquisition of Sela and Printar related expenses (1)	225	225	75	75	300
Inventory write-downs (2)	-	-	-	-	1,515
Share-based compensation	50	75	22	25	97
Non- GAAP gross margin	45.1%	46.9%	45.0%	48.5%	46.1%
Non-GAAP gross profit	27,984	31,413	9,784	11,508	38,977

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis	1,440	5,269	600	3,132	(20)

Acquisition of Sela and Printar related expenses (1)
Inventory write- downs (2)	225	225	75	75	300
Impairment charge in respect of goodwill and other intangible assets (3)	-	-	-	-	1,515
Share-based compensation
Shelf registration expenses	-	-	-	-	3,031
	429	308	144	103	401
	-	94	-	-	94
Non-GAAP operating income	2,094	5,896	819	3,310	5,361

(1)
During the three and nine months ended September 30, 2013 and 2012 and the twelve months ended December 31, 2012, the Company recorded acquisition expenses (income) of $0.5 million, $1.5 million, $0.6 million, $1.8 million and $(0.4) million, respectively, consisting of: (1) Revaluation adjustments of $0.4 million, $1.3 million, $0.5 million, $1.5 million and $(0.7) million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under the finance expenses line item and (2) $0.07 million, $0.23 million, $0.07 million, $0.23 million and $0.3 million, respectively, with respect to amortization of intangible assets acquired recorded under the cost of revenues line item.

(2)
During the three months and nine months ended September 30, 2013 and 2012, and the twelve months ended December 31, 2012, the Company recorded inventory write downs in the amount of $0 million, $0 million, $0 million, $0 million, and $1.5 million, respectively.

(3)
During the three months and nine months ended September 30, 2013 and 2012, and the twelve months ended December 31, 2011, the Company recorded an impairment charge in respect of goodwill and other intangible assets in the amount of $0 million, $0 million, $0 million, $0 million, and $3.0 million, respectively.